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                              August 27, 2020

       Christopher Brown
       General Counsel
       ALLEGRO MICROSYSTEMS INC
       955 Perimeter Road
       Manchester, New Hampshire 03103

                                                        Re: ALLEGRO
MICROSYSTEMS INC
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August 3,
2020
                                                            CIK 0000866291

       Dear Mr. Brown:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 filed August 3, 2020

       General

   1.                                                   Please supplementally
provide us with copies of all written communications, as defined in
                                                        Rule 405 under the
Securities Act, that you, or anyone authorized to do so on your behalf, present to potential
investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies
of the communications. Please contact the staff member associated with the review of this
filing to discuss how to submit the materials, if any, to us for our review.
 Christopher Brown
FirstName
ALLEGROLastNameChristopher Brown
            MICROSYSTEMS INC
Comapany
August 27, NameALLEGRO
           2020        MICROSYSTEMS INC
August
Page 2 27, 2020 Page 2
FirstName LastName
Prospectus Summary
Recent Developments, page 3

2. Please revise your disclosure to identify Sanken as an affiliate in this section, including a specific statement as to Sanken's percentage of ownership of your common stock after the completion of the initial public offering. We note your disclosure regarding Sanken and
         OEP on page 12.
Unaudited Pro Forma Consolidated Financial Data
Pro Forma Adjustments, page 68

3. We note adjustment (E) that appears to reduce your tax provision on a pro forma basis to exclude your $9.5 million settlement with the IRS. We also note on page F-46 that you received a $9.5 million contribution from Sanken to neutralize the cash impact to the company. Please address the following:
             Describe to us the circumstances relating to the contribution from Sanken, including the purpose and timing, and explain how you accounted for the contribution and how it impacted your accounting for the settlement.
             Tell us how you considered the offset you received from Sanken when concluding to adjust your pro forma results for the IRS settlement.
             Tell us how your pro forma adjustment reflecting the IRS settlement is directly attributable to the PSL Divestiture and the transfer of the Sanken products distribution business to PSL, and has a continuing impact on Allegro. Refer to Rule
             11-02(b)(6) of Regulation S-X.
Recent Initiatives to Improve Results of Operations, page 71

4. We note that on April 3, 2020, you amended your agreement relating to the planned purchase of Voxtel, primarily due to the potential impact of uncertainties from the COVID-19 pandemic. Please expand your disclosures here and in the Subsequent
         Events note to the financial statements to clarify whether the amended agreement also impacted the closing date of the transaction and, if so, to update the disclosures to indicate the date or the period in which you now expect the acquisition to close.
 Christopher Brown
FirstName
ALLEGROLastNameChristopher Brown
            MICROSYSTEMS INC
Comapany
August 27, NameALLEGRO
           2020        MICROSYSTEMS INC
August
Page 3 27, 2020 Page 3
FirstName LastName
Key Operating and Financial Metrics
Adjusted EBITDA and Adjusted EBITDA Margin, page 82

5. We note your adjustment for AMTC Facility consolidation savings of $14.5 million, and that the transition of the facilities began in November 2019 and is expected to be completed by the end of March 2021. Please describe to us in greater detail what these savings represent. For example, tell us whether these are (i) one-time charges taken in the later part of fiscal year 2020 as a result of the transition, (ii) normal operating expenses recorded in the fiscal 2020 that the company does not expect to record going forward, or
         (iii) your estimate of projected cost savings from the transition. Explain to us how adjusting a non-GAAP measure for these savings is consistent with Item 10(e) of
         Regulation S-K.
6. In a related matter, please describe to us in greater detail the nature of the labor cost savings reflected in adjustment (j).
Financial Statements
Note 18. Income Taxes, page F-41

7. We note your disclosures regarding the $9.5 million tax settlement with the IRS on page
         F-46 and the $5.5 million provision for IRS audit settlement reflected in the table on page
         F-43. Please explain to us how you accounted for the IRS audit settlement and how the related amounts are reflected in your rate reconciliation on page F-43. In addition, explain to us how you considered the $9.5 million Sanken contribution in determining your income tax provision.
       You may contact Kevin Stertzel at 202-551-3723 or Martin James at 202-551-3671 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
Manufacturing
cc:      Keith L. Halverstam